

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 9, 2009

Mr. Marcus C. Rowland
Executive Vice President and Chief Financial Officer
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, OK 73118

> **Re:** **Chesapeake Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 1-13726**

Dear Mr. Rowland:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

H. Roger Schwall
Assistant Director